Exhibit 99.1

40Seas, a New Fintech Platform Designed to Modernize Cross-Border Trade
Financing, Secures Funding of $111 Million from ZIM and Team8

Funding equity round, led by Team8 with participation from ZIM, comes as fintech startup emerges from stealth mode to close the $1.7 trillion global trade finance gap

ZIM also extends credit facility of approximately $100 million

Tel Aviv, Haifa, Israel, January 10, 2023 - 40Seas, an innovative fintech platform for cross-border trade financing, has raised $111 million to deliver a much more efficient and cost-effective financing framework for SMEs involved in global commerce. The company’s $11 million seed funding round, led by Team8 with participation from ZIM Integrated Shipping Services Ltd. (NYSE: ZIM), is complemented by a $100 million credit facility for exporters and importers.

The fintech startup, built in conjunction with Team8’s Fintech Foundry, has emerged from stealth mode with a view to closing the $1.7 trillion global trade finance gap, providing a solution that enables digital B2B payment functionality while facilitating cross-border trade between SMEs. According to the Organization for Economic Cooperation and Development (OECD), SMEs account for 43% of cross-border trade volume. However, they are seven times more likely to be denied access to trade financing than multinational companies – according to the World Trade Organization. A host of financing-related issues have historically undercut the fast-growing SME cross-border trading industry, such as siloed banking jurisdictions, working capital constraints, trust issues, legacy processes, interest rate gaps and FX volatility. The recent market downturn, and the rising cost of capital, has put an additional financial strain on SMEs engaged in global commerce.

By leveraging AI and data-driven technology, 40Seas is able to offer flexible payment options that are primed to disrupt legacy trade-financing solutions, and extend the accessibility of working capital for SME importers, exporters, freight forwarders and sourcing agencies. Since going live with a soft launch in October 2022, 40Seas has already financed transactions for dozens of SMEs and is slated to finance tens of millions of dollars in the coming months.

40Seas empowers exporters to get paid immediately upon shipment so they can get a head start on their next production cycle. For importers, the platform offers deferred payment options to help them free up working capital and grow their business without tying up available lines of credit. The solution can also be leveraged by freight forwarders and sourcing agencies to increase cross-border trade volumes, generate new revenue streams and digitize B2B payment processes.

As part of their strategic cooperation, ZIM has extended 40Seas a three-year, account receivables based, senior secured, revolving credit facility of approximately $100 million, with an option to extend it to $200 million. To better serve customers in its ecosystem and generate new revenue streams, ZIM will embed 40Seas into the freight forwarding services offered by Ship4wd, its award-winning digital freight forwarding subsidiary, targeting the SME market. Through this integration, ZIM’s SME customers will benefit from a digital financing solution designed to reduce operational and administrative overheads, and ease the burden of freight and inventory expenses.

40Seas is available as an API or stand-alone platform, both of which can be seamlessly embedded into checkout portals to improve business flow and deliver more convenience to customers. In addition to helping businesses streamline communications around order tracking, the platform utilizes data-driven technology to automate decision-making processes and verify creditworthiness.

Headquartered in Tel Aviv, with offices in New York City, Toronto and Shenzhen, 40Seas was founded by industry experts with more than 60 years of combined experience in cross-border payments, logistics, and trade financing. Eyal Moldovan, Co-founder and CEO, was formerly the General Manager at Payoneer. Gil Shiff, Co-founder and COO, co-founded ConvertMedia (later acquired by Taboola). Suki Gao, Co-founder and GM of 40Seas China, spent a number of years at PayPal, Payoneer, and Ant Group. Igor Zaks, Co-founder and Chief Risk Officer, formerly served as an executive at Dell, Citibank, Daiwa, and Commerzbank.

Eyal Moldovan, 40Seas Co-founder and CEO said: “As a kid working in my father's warehouse, I recall watching him routinely struggle with suppliers and banks to get extended payment terms and financing for his import business. In the 25 years since, the trade financing landscape hasn’t evolved in any meaningful way or kept pace with the needs of SMEs operating in the digital era. Given today’s harsh macroeconomic conditions, now more than ever, SMEs need easy access to financing to have the best chance of survival. 40Seas wants to drive a sea change in how companies access finance, with a unique solution that makes life easier for importers and exporters, serving both directions of a cross-border trade.”

Eli Glickman, President and CEO of ZIM, said: “With our significant investment in 40Seas, we continue to advance disruptive technologies to promote digital innovation in the shipping industry, while developing additional streams of revenue that complement our core shipping business. We are thrilled to partner with Team8, one of Israel’s leading and most innovative venture groups, on this ground-breaking initiative, which we will also soon offer to our customers worldwide, initially via our digital freight forwarder, Ship4wd. Importantly, with this strategic cooperation, 40Seas will be able to leverage ZIM’s in-depth knowledge of cross-border trade and our close relationship with the market and global SME customers to bring this advanced, much-needed digital financing solution to the market.”

Rakefet Russak-Aminoach, Managing Partner at Team8, said: “Amidst challenging economic conditions and a fractured global supply chain landscape, now more than ever, SMEs need more streamlined and flexible ways to access financing. Team8 is extremely proud to have partnered with the 40Seas founding team and we are thrilled to have supported their mission to simultaneously accommodate the financing and cash flow needs of importer and exporters. By participating in the investment round, ZIM, a multi-billion dollar industry heavyweight, has provided  a major stamp of validation and confidence in the 40Seas solution.”

-ENDS-

About 40Seas
40Seas is a fintech platform for cross-border trade financing that is tailored to SMEs engaged in global commerce. By leveraging data-driven technology, the company is able to offer flexible payment options that are primed to disrupt legacy trade-financing solutions, and make it faster, cheaper and easier for supply chain players - importers, exporters, freight forwarders and sourcing agencies - to access working capital. Visit www.40seas.com to learn more.

About ZIM
Founded in Israel in 1945, ZIM (NYSE: ZIM) is a leading global container liner shipping company with established operations in 100+ countries serving more than 25,000 customers in over 300 global ports. ZIM leverages digital strategies and a commitment to ESG values to provide customers innovative seaborne transportation and logistics services and exceptional customer experience. ZIM's differentiated global-niche strategy, based on agile fleet management and deployment, covers major trade routes with a focus on select markets where the company holds competitive advantages. Additional information about ZIM is available at www.ZIM.com.

About Team8
Team8 is a venture group that builds and backs the most innovative technology companies in the fields of fintech, cyber, data, and digital health. We leverage deep domain expertise, cutting-edge technology, and first-hand company-building experience to partner with entrepreneurs in founding globally-successful companies, while also investing in early-stage companies that are active in the Group's fields of interest. Visit www.team8.vc to learn more.

ZIM’s Forward-Looking Statements
The following information contains, or may be deemed to contain forward-looking statements (as defined in the U.S. Private Securities Litigation Reform Act of 1995). In some cases, you can identify these statements by forward-looking words such as "may," "might," "will," "should," "expect," "plan," "anticipate," "believe," "estimate," "predict," "potential" or "continue," the negative of these terms and other comparable terminology. These forward-looking statements, which are subject to risks, uncertainties and assumptions about ZIM, may include projections of ZIM’s future financial results, its anticipated growth strategies and anticipated trends in its business. These statements are only predictions based on ZIM’s current expectations and projections about future events or results. There are important factors that could cause ZIM’s actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements. Factors that could cause such differences include, but are not limited to: market changes in freight, bunker, charter and other rates or prices, new legislation or regulation affecting ZIM’s operations, new competition and changes in the competitive environment, the outcome of legal proceedings to which ZIM is a party, global and/or regional political instability, inflation rate fluctuations, capital markets fluctuations and other risks and uncertainties detailed from time to time in ZIM’s filings with the U.S. Securities and Exchange Commission (SEC), including under the caption "Risk Factors" in its 2021 Annual Report filed with the SEC on March 9, 2022.

Although ZIM believes the expectations reflected in the forward-looking statements contained herein are reasonable, it cannot guarantee future results, level of activity, performance or achievements. Moreover, neither ZIM nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements. ZIM assumes no duty to update any of these forward-looking statements after the date hereof to conform its prior statements to actual results or revised expectations, except as otherwise required by law.

40Seas contacts
Nicole Lombardo
Caliber Corporate Advisers
+1 631-357-9593
nicole@calibercorporate.com

ZIM contacts
Media:
Avner Shats
ZIM Integrated Shipping Services Ltd.
+972-4-865-2520
shats.avner@zim.com

Investor Relations:
Elana Holzman
ZIM Integrated Shipping Services Ltd.
+972-4-865-2300
holzman.elana@zim.com

Leon Berman
The IGB Group
212-477-8438
lberman@igbir.com

Team8 contacts
Nicole Lombardo
Caliber Corporate Advisers
+1 631-357-9593
nicole@calibercorporate.com